Robert A. Hudson

313 225 7019

hudson@butzel.com

Suite 100     150 West Jefferson

Detroit, Michigan 48226

T: 313 225 7000 F: 313 225 7080

butzel.com

August 31, 2012

VIA EDGAR

Mr. Daniel L. Gordon

Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, DC 20549

Re: United Mortgage Trust

Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 30, 2012

File No. 000-32409

Dear Mr. Gordon:

On behalf of United Mortgage Trust (the “Company”), please find transmitted herewith for filing the Company’s response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated July 25, 2012. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Company’s Form 10-K for the fiscal year ended December 31, 2011, as filed with the Commission on March 30, 2012.

Form 10-K for the Fiscal Year Ended December 31, 2011 filed March 30, 2012

Financial Statements

General

1.	We note that a substantial amount of your assets consists of, and a substantial amount of your revenues are derived from, loans to affiliates. Please tell us how you considered Question 6 of SAB Topic 1I Question 6 by analogy in determining whether to disclose audited financial statements of the affiliates for an investor’s financial assessment of the Company.

Response

The Company has not made any loans to an operating entity nor entered into any investment-type arrangements which in substance represent an investment in real estate or a joint venture as contemplated by SAB Topic 11. Based on this fact, the Company has concluded that no additional disclosures are required. The Company will continue to evaluate this conclusion in future periods in light of changes in its investment portfolio to ensure proper compliance with the applicable disclosure requirements.

Consolidated Balance Sheets, page 44

2.	Please tell us, and disclose in future filings, the nature of the Reserves – accrued interest receivable and Reserves – deficiency notes presented in your balance sheets, how they originated and your accounting policy relating to these items. Tell us the authoritative literature upon which you relied and how it supports your accounting treatment.

Response

Deficiency notes originate from the foreclosure of a loan and subsequent sale of the collateral which results in proceeds that are insufficient to discharge the outstanding balance in which case the originating company delivers to the Company an unsecured deficiency note in the amount of the deficiency. The Company believes that it complies with the accounting and reporting standards for determining the adequacy of reserves for accrued interest receivable and reserves for deficiency notes as set forth in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ACS”) Topic 310-10-S99-4 (formerly SEC’s Staff Accounting Bulletin (“SAB”) No. 102, “Selected Loan Loss Allowance Methodology and Documentation Issues”) and FASB ASC 450-10 (formerly SFAS No. 5, “Accounting for Contingencies.”) The Company reserves for certain interest receivables and recognizes the interest income on these receivables on a cash basis when payment is received. The Company has reserved for a deficiency note to the extent considered necessary based on the value of the underlying collateral which is disclosed in Note C. Deficiency Notes – Affiliate and Non-Affiliate in the Company’s 2011 Form 10-K. The Company proposes to revise the “Interest Income Accrual” section of “Note B. Summary of Significant Accounting Policies” on page 49 of the Company’s 2011 Form 10-K in future filings to expand our discussion of our accounting policies, as reflected in changes attached as Exhibit A hereto. If the changes attached as Exhibit A are acceptable to the Staff, the disclosure provided therein will be included in the Company’s future filings.

Consolidated Statements of Income, page 45

3.	Please tell us what consideration you gave to following the guidance of Article 9 of Regulation S-X in the presentation of your statements of income, including the presentation of net interest margin. Refer to SAB Topic 11K and FASB ASC 942- 10-S99-4.

Response

The Company has reviewed the above referenced guidance, as well as the underlying principles behind net interest revenue and net interest margin as it relates to management of banking operations. The Company believes net interest revenue and net interest margin are indicative of asset-liability management, meaning managing the gap between rate-sensitive assets (i.e. loans, investment securities, S-T investments) and rate-sensitive liabilities (i.e. deposits, certificates of deposits, Federal funds). Inherent in a banking environment, the entity has control over establishing the interest rates for both assets and liabilities. The Company is not engaged in the business of banking or accepting deposits, and therefore does not have access to the same sources and uses of funds as a traditional lending institution. The Company’s interest earning assets are limited to a finite set of investments, as defined by its investment criteria, and the yields on such investments are determined in large part by market factors. The Company incurs interest expense primarily related to commercial bank loans, the rates for which are determined by the lender’s underwriting criteria and market factors.

The Company believes that its 2011 Form 10-K already provides adequate information regarding its investment objectives and underwriting criteria, the composition of its loan portfolio, the yields on each major category of investment, and the terms of its third party debt. Accordingly, the Company respectfully submits that no further disclosure is required regarding net interest margin.

Note A. Nature of Business - The Company, page 48

4.	We note your disclosure that you invest in discounted cash flows secured by assessments on real property. Please tell us, and disclose in future filings, the amount, the nature and terms of these investments and how you account for them. Tell us the authoritative literature upon which you relied and how it supports your accounting treatment.

Response

Although this type of loan is permitted per its investment objectives, the Company has not made any loans to date that are secured by assessments levied on real property. In the event the Company does make these types of loans in the future the Company undertakes to disclose the amount, nature and terms of such loans.

Note B. Summary of Significant Accounting Policies - Principles of Consolidation, page 49

5.	We note your disclosure that the consolidated financial statements include the accounts of certain wholly-owned subsidiaries. Please clarify to us, and disclose in future filings, whether you have any wholly-owned subsidiaries that you have not consolidated. Tell us the authoritative literature upon which you relied and how it supports your accounting treatment.

Response

The Company does not have any wholly-owned subsidiaries that are not included in the consolidated financial statements contained in its filing. The word “certain” will be deleted from the “Note B. Summary of Significant Accounting Policies – Principals of Consolidation” section, as reflected in the attached Exhibit B hereto. If the changes attached as Exhibit B are acceptable to the Staff, the disclosure provided therein will be included in the Company’s future filings.

Loan Loss Reserves, page 50

6.	Please provide us, and disclose in future filings, a reconciliation of the balance of loan loss reserve disclosed on page 50 to the Allowance for loan losses presented in your balance sheets.

Response

The Company will add an additional table in “Note B. Summary of Significant Accounting Policies – Loan Loss Reserves” section and the “Loan Loss Reserves” section of “Item 7A. Quantitative and Qualitative Disclosures About Market Risk” on page 40 of the Company’s 2011 Form 10-K, as reflected in the attached Exhibit C hereto, to reconcile the loan loss reserves disclosed on this page to the consolidated balance sheets. If the changes attached as Exhibit C are acceptable to the Staff, the disclosure provided therein will be included in the Company’s future filings.

7.	With respect to your Residential Development Corp. (“RDC”) loan portfolio, please tell us, and disclose in future filings, the balance of the loan portfolio, how it is reflected in your financial statements, and the amount of non-performing loans within the portfolio.

Response

All of the Company’s remaining loans in the RDC portfolio were foreclosed in 2009 and the remaining foreclosed properties are included in real estate owned in the consolidated balance sheets and shortfalls not previously charged off are included in deficiency note in the consolidated balance sheets. As of December 31, 2011 and 2010, the balance of RDC assets included in real estate owned was approximately $2,694,000 and $4,405,000, respectively, net of reserves of approximately $150,000 and $71,000, respectively, for the same periods. As of December 31, 2011, the portion of Deficiency Notes and Reserves – Deficiency Notes, applicable to the RDC portfolio was approximately $6,338,000 and $4,757,746, respectively. As of December 31, 2010, the portion of Deficiency Notes and Reserves – Deficiency Notes applicable to the RDC portfolio was approximately $5,575,000 and $4,518,000. The Company proposes to add additional disclosure in the “Note B. Summary of Significant Accounting Policies – Loan Loss Reserves” section and the “Loan Loss Reserves” section of “Item 7A. Quantitative and Qualitative Disclosures About Market Risk” on page 40 of the Company’s 2011 Form 10-K, as reflected in the attached Exhibit C hereto. If the changes attached as Exhibit C are acceptable to the Staff, the disclosure provided therein will be included in the Company’s future filings.

8.	We note your disclosure on page 50 that you continue to accrue interest on recourse loans even if the likelihood that the underlying borrower will make an interest payment is less than probable. We also note your disclosure on page 49 that all loans that the Company makes to affiliates of its Advisor are recourse loans, and on page 52 you disclose that Deficiency notes from affiliates are secured by a limited guaranty by UMTHGS, the Advisor. Please tell us, and disclose in future filings, how you assess the ability of the guarantors to perform under their respective guaranty agreements.

Response

The Company proposes to revise the “Note C. Deficiency Notes – Affiliate and Non-Affiliate” section of the Company’s Form 10-K and the “Deficiency Notes – Affiliate and Non-Affiliate” section of Item 7A. Quantitative and Qualitative Disclosures About Market Risk” on page 35 of the Company’s 2011 Form 10-K to include a discussion of the Company’s processes to assess the ability of guarantor to perform under their respective guarantee agreements, as reflected in changes attached as Exhibit G hereto. If the changes attached as Exhibit G are acceptable to the Staff, the disclosure provided therein will be included in the Company’s future filings.

Accounting for/and Disposition of Foreclosed Properties, page 51

9.	Please tell us, and disclose in future filings, how you account for foreclosed real estate (real estate owned) and its subsequent disposition, including your accounting policy for the initial and subsequent measurement of the properties, costs incurred in connection with the foreclosure of the properties, costs related to the properties incurred subsequent to foreclosure and revenues derived from the properties. Tell us the authoritative literature upon which you relied and how it supports your accounting treatment.

Response

The Company follows the accounting and reporting standards for foreclosed real estate as set forth in the Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 310-40, “Accounting for Troubled Debt Restructurings by Creditors”, and ASC Topic 360-10, “Note B. Summary of Significant Accounting Policies - Accounting for the Impairment or Disposal of Long-Lived Assets.” The Company proposes to revise the “Accounting for and Disposition of Foreclosed Properties” section of the Company’s Form 10-K to include references to the authoritative literature and expand our discussion of our accounting policies, as reflected in changes attached as Exhibit D hereto. If the changes attached as Exhibit D are acceptable to the Staff, the disclosure provided therein will be included in the Company’s future filings.

Note D. Long Term Debt, page 52

10.	Please tell us, and disclose in future filings, how you account for UMT Home Finance II, L.P., the Special Purpose Entity, and the private offerings of Secured Subordinated Notes. Tell us the authoritative literature upon which you relied and how it supports your accounting treatment.

Response

The consolidated financial statements of the Company include the accounts of UMT Home Finance II, LP which is a wholly - owned subsidiary. The Company proposes to update the “Note B. Summary of Significant Accounting Policies – Principals of Consolidation” section of the Company’s Form 10-K, as reflected in the attached as Exhibit B hereto. If the changes attached as Exhibit B are acceptable to the Staff, the disclosure provided therein will be included in the Company’s future filings.

Note F. Related Party Transactions

6) Recourse Obligations, page 54

11.	Please tell us, and disclose in future filings, the business reasons, and how you accounted, for the October 2007 modification of the recourse loans and subsequent extension through December 31, 2011. Tell us the authoritative literature upon which you relied and how it supports your accounting treatment.

Response

Affiliates, like other borrowers, requested an interest rate reduction to reflect the greatly lowered interest rate environment and the Company, in recognition of market conditions and current loan rates, agreed to a reduction. The Company classifies a loan modification as a troubled debt restructuring if all of the following are present:

1.	The borrower is experiencing financial difficulties.
2.	The modification includes a concession on the Company’s part that the Company would not otherwise consider.

From accounting standards update (“ASU”) 2011-02, A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring, in general, a debtor that can obtain funds from sources other than the existing creditor at market interest rates at or near those for nontroubled debt is not involved in a trouble debt restructuring. Financial difficulties of the borrower may include, but are not limited to, the following:

a.	Has the borrower defaulted on debt obligations?
b.	Is the borrower declaring bankruptcy?
c.	Are the borrower’s cash flows sufficient to service the existing debt?
d.	Can the borrower obtain funds from another source at market rates available for nontroubled debtors?

The Company is considered to have granted a concession if the Company does not expect to collect all amounts due at the original contract rate. Indications that the Company has granted a concession may include, but are not limited to the following:

a.	Is the stated interest rate being reduced?
b.	Has any interest / principal been forgiven / reduced?
c.	Is there an extension of the original maturity date with a stated interest rate lower than the current market rate for new debt with similar risk?
d.	Is the Company waiving financial covenants?

The Company expects to collect all amounts due under the Recourse Obligations, the obligors and underlying guarantors had recently obtained additional third party debt at current market rates, and the revised interest rate per the loan modification includes a premium over existing market rates. Thus, the Company classified the modification of the Recourse Loans as a standard loan modification, not troubled debt restructuring. The Company proposes to update the “Note F – Related Party Transactions, Item 6. Recourse Obligations” section of the Company’s Form 10-K, as reflected in the attached as Exhibit E hereto. If the changes attached as Exhibit E are acceptable to the Staff, the disclosure provided therein will be included in the Company’s future filings.

12.	We note the disclosure that management has not recognized any reserves on these loans as the underlying collateral value exceeds the outstanding loan amounts, which reflects pledge of units of limited partnership interest of UMT Holdings held by each originating company. Please tell us, and disclose in future filings, how you assess the fair value of the underlying collateral securing these loans in determining whether a provision for loan losses is necessary.

Response

The “Note F – Related Party Transactions, Item 6. Recourse Obligations” section of the Company’s Form 10-K will be updated, as reflected in the attached as Exhibit E hereto. If the changes attached as Exhibit E are acceptable to the Staff, the disclosure provided therein will be included in the Company’s future filings.

7) Line of Credit with UDF, page 56

13.	Please provide us, and disclose in future filings, a reconciliation of the line of credit disclosed on page 56 to the amount presented in your balance sheets. Tell us how you accounted for the Economic Interest Participation Agreement with UDF III at inception. Also, tell us the nature of, and how you account for, the transactions that affect the line of credit receivable and participation payable. Tell us the authoritative literature upon which you relied and how it supports your accounting treatment.

Response

The “Note F – Related Party Transactions, Item 7. Line of Credit with UDF” section of the Company’s Form 10-K will be updated to include a reconciliation of the various affiliate lines of credit disclosed therein to the accompanying consolidated balance sheets, as reflected in the attached as Exhibit F hereto.

With respect to the accounting treatment, The Company considers its Economic Interest Participation Agreement with UDF III as a variable interest in UDF, and accounts for such interest in accordance with ASC 810 – Consolidations (formerly FASB Interpretation No. 46R “Consolidation of Variable Interest Entities”). The Company considers this to be a variable interest, as defined, as the note balance is significant when compared to the stated capital and liabilities of UDF. As a debt holder, the Company would absorb the variability of the entity’s assets in that a debt holder is exposed to the entity’s ability to pay. As such, the investment would be considered a variable interest. However, the UMT note to UDF (and hence, the Economic Interest Participation Agreement with UDF III) is considered a senior interest that is secured by virtually all the assets of UDF with a first priority claim. Additionally, the majority of UDF’s assets (i.e. mortgage loans) are secured by real estate. The limited partners of UDF would bear the majority of the losses in the event that assets are not sufficient to cover liabilities. As such, UDF has not been consolidated into the accompanying consolidated financial statements of UMT, and the loan activity is included in lines of credit – affiliates and participations payable – affiliates in the accompanying consolidated balance sheet. The balances of these accounts are reconciled to the corresponding balances reported by the affiliate at each period end.

The “Note F – Related Party Transactions, Item 7. Line of Credit with UDF” section of the Company’s Form 10-K will be updated, as reflected in the attached as Exhibit F hereto. If the changes attached as Exhibit F are acceptable to the Staff, the disclosure provided therein will be included in the Company’s future filings.

__________________

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in this filing; that Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this filing, please do not hesitate to contact the undersigned at (313) 225-7019.

Sincerely,

Butzel Long

Enclosures

Exhibit A

See Attached.

INTEREST INCOME ACCRUAL

The Company’s portfolio of residential mortgages, contracts for deed, interim loans and lines of credit produce monthly interest income; however, the Company may not receive interest income on a particular loan if a borrower fails to make its monthly interest payment.

The Company has two types of loans and its accrual method differs for them: Nonrecourse Loans and Recourse Loans.

A Nonrecourse Loan is one that is not currently covered under a recourse agreement. The majority of the Company’s Nonrecourse Loans are residential mortgages and contracts for deed.

A Recourse Loan is one that is covered under a recourse agreement that obligates either a third party guaranteeing the performance of a loan, or a borrower that has made a corresponding loan to another party (the "underlying borrower"), to repay the loan to the Company if the underlying borrower defaults.  The majority of the Company’s Recourse Loans are interim loans made to borrowers that make corresponding loans which are pledged to the Company as security for the borrower's obligations to the Company. All loans that the Company makes to affiliates of its Advisor are Recourse Loans.

There is no assurance that the interest income accrued by the Company will be paid by a borrower.  When income is accrued with respect to a foreclosed loan, the Company sells the mortgaged property and receives proceeds from the sale. The Company first applies the proceeds to any accrued interest related to the loan and then applies the balance of the proceeds to the outstanding loan balance. If the proceeds from the sale of the property are not sufficient to reduce the outstanding loan balance to zero, the remaining balance is referred to as the “charge-off amount.” The charge-off amount is recorded against the mortgage investment loss reserve: accrued interest income, plus the outstanding loan balance, less proceeds from the sale of the property equals the amount charged-off against loss reserves.

With respect to Nonrecourse Loans, the Company will accrue interest, if based on the underlying borrower’s payment history and based on analysis by the loan servicing staff, when applicable, it is determined that the likelihood of an interest payment being made is probable. The Company will cease accruing interest when the likelihood that an interest payment will be made is less than probable, generally if a payment is more than 90 days past due or when, in the opinion of management, a full recovery of income and principal becomes doubtful based on a review of economic conditions, the estimated value of the underlying collateral and other relevant factors. If and when the loan is foreclosed, the Company no longer considers the property to be income producing and reclassifies it as foreclosed. Income recognition is resumed when the loan becomes contractually current and performance is demonstrated to be resumed. Any payments received on loans classified as non-accrual status are typically applied first to outstanding loan amounts and then to the recovery of lost interest.

With respect to Recourse Loans, the Company’s borrower, or a guarantor, is obligated to pay all interest accrued and principal at the end of the loan term, or extensions thereof. As a result, the Company continues to accrue interest on recourse loans even if the likelihood that the underlying borrower will make an interest payment is less than probable, provide management believes it is probable that the originating company will make an interest payment. Interest on Recourse Loans continues to accrue until the loan is fully paid off.

Deficiency Notes originate from the foreclosure of a Recourse Loan and subsequent sale of the collateral which results in proceeds that are insufficient to discharge the outstanding balance, in which case the originating company delivers to the Company an unsecured deficiency note in the amount of the deficiency.

In July 2010, the Company began reserving for the interest income earned on certain receivables with the intent to recognize this interest income on a cash basis once payments resumed. Beginning in June 2012, payments on these receivables approximated $446,000 that was recognized as interest income in the second quarter of 2012. Reserves for accrued interest receivable were approximately $2,418,000 and $1,399,000 at December 31, 2011 and 2010, respectively.

Exhibit B

See Attached.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: UMT HF, UMT HF II, UMT HF III, UMT LT Trust, UMT Properties, LP and UMT 15th Street, LP. All significant intercompany accounts and transactions have been eliminated.

Exhibit C

See Attached.

LOAN LOSS RESERVES

Loan loss reserves are established when it becomes clear that the current market value of foreclosed properties is less than the outstanding balances of loans plus accrued interest. A loan loss reserve is created based on a three year look back of default rates. It is calculated as the difference between the outstanding loan balance of a foreclosed property, plus accrued interest income, less the estimated proceeds from the sale of the foreclosed property. The Company’s three year historical default rate for residential mortgages and contracts for deed is approximately 2.2% of the remaining outstanding unpaid principal balance of the loans it owns outright, excluding the securitized loans. The Company’s three year historical default rate for interim mortgages is approximately 0.10%. The Company charges additions to the loan loss reserves to current period earnings through a provision for loan losses. Amounts determined to be uncollectible are charged directly against, or “charged-off and decrease the loan loss reserves, while amounts recovered on previously charged off accounts increase the reserve.

The changes in the reserve for loan losses during the years ended December 31, 2011, 2010, and 2009 are summarized as follows:

Walk forward of Loan Loss Reserves:	2011	2010	2009
Balance, beginning of year	$5,233,000	$5,075,000	$4,490,000
Provision for loan losses	720,000	1,111,000	2,413,000
Reduction of values of foreclosed mortgages and loans charged off	(239,000)	(953,000)	(1,828,000)
Balance, end of year	$5,714,000	$5,233,000	$5,075,000

The following table summarizes the Company’s reserve balances as of December 31, 2011, 2010 and 2009:

Reconciliation to Consolidated Balance Sheets :	2011	2010	2009
Amounts included in reserves – deficiency notes	$4,758,000	$4,518,000	$4,314,000
Amounts included in real estate owned, net (1)	616,000	256,000	539,000
Amounts included in mortgage investments – allowance for loan losses	340,000	459,000	222,000
Balance, end of year	$5,714,000	$5,233,000	$5,075,000

(1)	Real estate owned is presented net of reserves in the accompanying consolidated financial statements.

In December of 2006 the Company ceased funding interim loans for the construction of single family homes (“Construction Loans”). Prior to December of 2006 the Company funded Construction Loans through an unaffiliated lender, Residential Development Corp. (“RDC”). Due to increased delinquency and foreclosures on loans funded to RDC experienced throughout 2008 and 2007, the Company implemented the following actions with regard to RDC:

·	Ceased funding loans to RDC
·	Began aggressive liquidation of properties securing non-performing loans
·	Engaged the services of asset managers to assist in the management of RDC delinquencies and liquidation of RDC assets
·	Began detailed examination of RDC lending practices and collateral positions
·	Re-evaluated market values of properties securing the RDC loans
·	Began review of all recourse afforded the Company by RDC and its principal owner

The Company continued these efforts throughout 2011 and 2010 and will continue until the RDC foreclosed property portfolio is fully liquidated. As of December 31, 2009, the remainder of the RDC construction loans was foreclosed and all acquired assets were reflected as real estate owned in the accompanying consolidated financial statements. As of December 31, 2011 and 2010, the balance of RDC assets included in real estate owned was approximately $2,694,000 and $4,405,000, respectively, net of reserves of approximately $150,000 and $71,000, respectively, for the same periods. As of December 31, 2011, the portion of Deficiency Notes and Reserves – Deficiency Notes, applicable to the RDC portfolio was approximately $6,338,000 and $4,758,000, respectively. As of December 31, 2010, the portion of Deficiency Notes and Reserves – Deficiency Notes applicable to the RDC portfolio was approximately $5,575,000 and $4,518,000. In the event that aggressive liquidation of the portfolio may result in additional losses, we will provide for additional reserves as needed.

Exhibit D

See Attached.

ACCOUNTING FOR AND DISPOSITION OF FORECLOSED PROPERTIES

When the Company takes possession of real estate through foreclosure it is classified as REO at the lower of the fair market value of the asset, less estimated carrying and selling costs, or the cost basis of the asset. For assets that are not subject to a recourse agreement, any excess of the fair value of the asset minus the estimated carrying and selling costs over the cost basis of the asset is recognized as a loss and charged off against our reserves at the time of foreclosure. For assets that are subject to a recourse obligation, any excess of the fair value of the asset minus the estimated carrying and selling costs over the cost basis of the asset is added to the obligor’s recourse obligation. The Company attempts to resell the property to recover all costs associated with the default, including legal fees, transaction costs, and repair expenses. Upon sale of the property, a gain or loss is realized. If a foreclosed loan is subject to a recourse agreement with an unaffiliated borrower and is not fully repaid, the borrower delivers a new promissory note to the Company in the amount of the deficiency. These promissory notes are paid in installments.

In accordance with the reporting requirements of FASB ASC Topic 310, Accounting for Troubled Debt Restructurings by Creditors, and ASC Topic 360, Accounting for the Impairment or Disposal of Long-Lived Assets, foreclosed property received in full or partial satisfaction of a loan is recorded at the fair market value of the property at the time of foreclosure, less the costs of foreclosure, costs incurred during the holding period and estimated costs to sell the property. For loans that are not subject to a recourse agreement, any excess of the recorded investment in the foreclosed loan over the fair value of the asset is recognized as a loss and charged off against our loan loss reserves. For assets covered by a recourse obligation, the obligor delivers a new promissory note to the Company in the amount of the deficiency. These promissory notes are paid in installments. The foreclosed property portfolio is reviewed quarterly and any additional costs or other losses estimated with maintaining a foreclosed property are recognized when they become known and estimable. Upon sale of a foreclosed property, any additional losses realized are recognized immediately. Any gains realized upon the sale of a foreclosed property are deferred until such time as the Company’s economic earning process is completed for that property, in accordance with generally accepted accounting principles.

Exhibit E

See Attached.

6) Recourse Obligations. The Company has made recourse loans to (a) CRG, which is owned by Todd Etter and William Lowe, (b) RAFC, which is owned by SCMI and two companies owned by Craig Pettit, Eastern Intercorp, Inc. and Ready Mortgage Corp. (“RMC”), and (c) SCMI, which is owned by Todd Etter, (these companies are referred to as the "originating companies").  In addition to the originating companies discussed above, the Company made loans with recourse to Wonder.  Each of these entities used the proceeds from such loans to originate loans, that are referred to as "underlying loans," that are pledged to the Company as security for such originating company's obligations to the Company.  When principal and interest on an underlying loan are due in full, at maturity or otherwise, the corresponding obligation owed by the originating company to the Company is also due in full.

In addition, some of the originating companies have sold loans to the Company, referred to as the "purchased loans," and entered into recourse agreements under which the originating company agreed to repay certain losses the Company incurred with respect to purchased loans.

If the originating company forecloses on property securing an underlying loan, or the Company forecloses on property securing a purchased loan, and the proceeds from the sale are insufficient to pay the loan in full, the originating company has the option of (1) repaying the outstanding balance owed to the Company associated with the underlying loan or purchased loan, as the case may be, or (2) delivering an unsecured deficiency note in the amount of the deficiency to the Company.

On March 30, 2006, but effective December 31, 2005, the Company and each originating company agreed to consolidate (1) all outstanding amounts owed by such originating company to the Company under the loans made by the Company to the originating company and under the deficiency notes described above and (2) the estimated maximum future liability to the Company under the recourse arrangements described above, into secured promissory notes (“Recourse Obligations”}.  Each originating company issued to the Company a secured variable amount promissory note dated December 31, 2005 (the “Secured Notes”) in the principal amounts shown below, which amounts represent all principal and accrued interest owed as of such date. The initial principal amounts are subject to increase up to the maximum amounts shown below if the Company incurs losses upon the foreclosure of loans covered by recourse arrangements with the originating company.  The Secured Notes (including related guaranties discussed below) are secured by an assignment of the distributions on the Class C units, Class D units and Class EIA units of limited partnership interest of UMT Holdings held by each originating company.

Name	Initial principal amount	Balance at December 31, 2011	Promissory Note principal amount (2)	Units pledged as security	C Units distributed during 2011	Units remaining	Estimated Collateral Value (3)
CRG	$2,725,442	$4,470,793	$4,300,000	4,984 Class C and 2,710 Class D	-	2,880 Class C and 2,710 Class D	$4,785,770
RAFC	$3,243,369	$8,451,488	$7,100,000	11,165Class C, 6,659 Class D & 1,066 Class EIA	-	8,391 Class C, 6,659 Class D & and 1,066 EIA	$13,786,203
SCMI	$3,295,422	$3,480,792	$3,488,643	4,545 Class C and 3,000 Class D	-	3,013 Class C and 3,000 Class D	$5,574,161
RAFC / Wonder(1)	$1,348,464	$1,958,637	$1,400,000	1,657 Class C	-	1,238 Class C	$1,238,000
Wonder Indemnification (1)	n/a	n/a	n/a	$1,134,000	-	n/a	$822,000
Totals	$10,612,697	$18,361,710	$16,288,643				$26,206,134

(1)	Wonder is collateralized by an indemnification agreement from RMC in the amount of $1,134,000, which includes the pledge of 3,870 C Units. 2,213 of the pledged C Units also cross-collateralize the RAFC obligation.

(2)	The CRG, RAFC and Wonder balances at December 31, 2011 exceeded the stated principal amount per their variable Secured Notes by approximately $171,000, $1,351,000 and $559,000, respectively. Per the terms of the Secured Notes, the unpaid principal balance may be greater or less than the initial principal amount of the note and is not considered an event of default. The rapid rate of liquidation of the remaining portfolio of properties caused a more rapid increase in the Unpaid Principal Balance (“UPB”) than we originally anticipated and outpaced the minimum principal reductions scheduled for the loans.
(3)	Estimated collateral value reflects pledge of D units of limited partnership interest of UMTH held by WLL, Ltd., RAFC and KLA, Ltd. UMTH D units represent equity interests in UMT Holdings, LP. Pledge of the UMTH D units entitles the beneficiary to a pro-rata share of UMTH partnership D unit cash distributions

Through September 2007, the Secured Notes incurred interest at a rate of 10% per annum. The CRG, RAFC, and RAFC/Wonder Secured Notes amortize over 15 years. The SCMI Secured Note amortizes over approximately 22 years, which was the initial amortization of the deficiency notes from SCMI that were consolidated. The Secured Notes required the originating company to make monthly payments equal to the greater of (1) principal and interest amortized over 180 months and 264 months, respectively, or (2) the amount of any distributions paid to the originating company with respect to the pledged Class C and EIA units. Effective October 2007, the recourse loans were modified to accommodate the anticipated increases in principal balances throughout the remaining liquidation periods of the underlying assets, suspend the principal component of the amortized loans for the period of July 2007 through June 2009, and reduce the interest rate from 10% to 6%. The above modifications have been extended through December 31, 2011. Management has accounted for these as loan modifications in the normal course of business, and not as a troubled debt restructuring, as the underlying collateral value exceeds the outstanding loan amounts, the Company expects to receive full repayment under the loan, the borrowers and guarantors have obtained third party financing at current market rates, and the modified rate still represents a premium over current market rates.

On a quarterly basis, the Company conducts a review of the collateral pledged by the underlying borrowers and third party guarantors in order to assess their ability to perform their obligations under the terms of the Recourse Obligations. Such ability to perform is principally dependent upon the forecasted cash distributions associated with the pledged collateral and the ability of the distributions to meet the debt service requirements under the Secured Notes. Such review includes analyzing projected future distribution sources and amounts, validating the assumptions used to generate such projections, assessing the ability to execute on the business plan, conducting discussions with and obtaining representations from the guarantors’ management with respect to their current and projected distribution amounts. Based on such reviews, the Company has concluded that the guarantors have the ability to perform under their repayment obligations and that the Recourse Obligations are fully realizable. Accordingly, the Company has not recorded any reserves on these loans.

The Secured Notes have also been guaranteed by the following entities under the arrangements described below, all of which are dated effective December 31, 2005:

-	UMT Holdings. This guaranty is limited to a maximum of $10,582,336 of all amounts due under the Secured Notes.
-	WLL, Ltd., an affiliate of CRG. This guaranty is of all amounts due under Secured Note from CRG, is non-recourse and is secured by an assignment of 2,492 Class C Units and 1,355 Class D units of limited partnership interest of UMT Holdings held by WLL, Ltd.
-	RMC. This guaranty is non-recourse, is limited to 50% of all amounts due under the Secured Note from RAFC and is secured by an assignment of 3,870 Class C units of limited partnership interest of UMT Holdings.
-	Wonder. Wonder Funding obligations are evidenced by a note from RAFC (RAFC/Wonder Note) and are secured by a pledge of a certain Indemnification Agreement given by UMTH to RAFC and assigned to UMT in the amount of $1,134,000, which amount is included in the UMTH limited guarantee referenced above.
-	SCMC. This guaranty is limited to a maximum of $2,213,000 due under the Secured Note from RAFC and is secured by an assignment of 2,213 Class C units of limited partnership interest of UMT Holdings.
-	KLA, Ltd. KLA has given the following guaranties: (1) Guaranty of obligations of SCMI under the

First Amended and Restated Secured Variable Amount Promissory Note to the Company dated as of October 1, 2007 with a then current principal balance of $3,472,073 and is secured by an assignment of 3,000 of Guarantor’s Class D units of partnership interest in UMT Holdings, L.P. (2) Guaranty of obligations of CRG under the First Amended and Restated Secured Variable Amount Promissory Note dated as of October 1, 2007 with a then current principal balance of $4,053,799 and is secured by a pledge of 1,355 of Guarantor’s Class D units of partnership interest in UMTH.

In addition, WLL, Ltd. has obligations to UMT Holdings under an indemnification agreement between UMT Holdings, WLL, Ltd. and William Lowe, under which UMT Holdings is indemnified for certain losses on loans and advances made to William Lowe by UMT Holdings. That indemnification agreement allows UMT Holdings to offset any amounts subject to indemnification against distributions made to WLL, Ltd. with respect to the Class C and Class D units of limited partnership interest held by WLL, Ltd. Because WLL, Ltd. has pledged these Class C and Class D units to the Company to secure its guaranty of Capital Reserve Corp.'s obligations under its Secured Note, UMT Holdings and the Company entered into an Intercreditor and Subordination Agreement under which UMT Holdings has agreed to subordinate its rights to offset amounts owed to it by WLL, Ltd. to the Company’s lien on such units.

These loans were reviewed by management and no reserves on principal amounts are deemed necessary at December 31, 2011.

Exhibit F

See Attached.

7) On June 20, 2006, the Company entered into a Second Amended and Restated Secured Line of Credit Promissory Note as modified by an amendment effective September 1, 2006 - (the "Amendment") with UDF, a Delaware limited partnership that is affiliated with the Company's Advisor, UMTHGS.  The Amendment increased an existing revolving line of credit facility ("Loan") to $45 million. The purpose of the Loan is to finance UDF's loans and investments in real estate development projects. On July 29, 2009, our trustees approved an amendment to increase the revolving line of credit facility to an amount not to exceed $60,000,000. Effective December 31, 2010, the loan was extended for a period of one year and the loan amount was increased from $60,000,000 to $75,000,000. Effective December 31, 2011, the loan was extended for a period of one year and matures on December 31, 2012.

The Loan is secured by the pledge of all of UDF's land development loans and equity investments pursuant to the First Amended and Restated Security Agreement dated as of September 30, 2004, executed by UDF in favor of UMT (the “Security Agreement”).  Those UDF loans may be first lien loans or subordinate loans.

The Loan interest rate is the lower of 15% or the highest rate allowed by law, further adjusted with the addition of a credit enhancement to a minimum of 14%.

UDF may use the Loan proceeds to finance indebtedness associated with the acquisition of any assets to seek income that qualifies under the Real Estate Investment Trust provisions of the Internal Revenue Code to the extent such indebtedness, including indebtedness financed by funds advanced under the Loan and indebtedness financed by funds advanced from any other source, including Senior Debt, is no more than 85% of 80% (68%) of the appraised value of all subordinate loans and equity interests for land development and/or land acquisition owned by UDF and 75% for first lien secured loans for land development and/or acquisitions owned by UDF.

On September 19, 2008, UMT entered into an Economic Interest Participation Agreement with UDF III pursuant to which UDF III purchased (i) an economic interest in the $45,000,000 revolving credit facility (“Loan”) from UMT to UDF I and (ii) a purchase option to acquire a full ownership participation interest in the Loan (the “Option”). On July 29, 2009, our trustees approved an amendment to increase the revolving line of credit facility to an amount not to exceed $60,000,000. Effective December 31, 2010, the loan was extended for a period of one year and the loan amount was increased from $60,000,000 to $75,000,000. Effective December 31, 2011, the loan was extended for a period of one year and matures on December 31, 2012.

Pursuant to the Economic Interest Agreement, each time UDF requests an advance of principal under the UMT Loan, UDF III will fund the required amount to UMT and UDF III’s economic interest in the UMT Loan increases proportionately.  UDF III’s economic interest in the UMT Loan gives UDF III the right to receive payment from UMT of principal and accrued interest relating to amounts funded by UDF III to UMT which are applied towards UMT’s funding obligations to UDF under the UMT Loan.  UDF III may abate its funding obligations under the Economic Participation Agreement at any time for a period of up to twelve months by giving UMT notice of the abatement.

The Option gives UDF III the right to convert its economic interest into a full ownership participation interest in the UMT Loan at any time by giving written notice to UMT and paying an exercise price of $100.  The participation interest includes all rights incidental to ownership of the UMT Loan and the Security Agreement, including participation in the management and control of the UMT Loan.  UMT will continue to manage and control the UMT Loan while UDF III owns an economic interest in the UMT Loan.  If UDF III exercises its Option and acquires a participation interest in the UMT Loan, UMT will serve as the loan administrator but both UDF III and UMT will participate in the control and management of the UMT Loan. At December 31, 2011 and 2010 UDF III had funded approximately $71,367,000 and $62,194,000, respectively, to UDF under this agreement of which approximately $65,504,000 and $57,051,000 were outstanding under the Economic Interest Participation Agreement at December 31, 2011 and 2010, respectively.

On June 21, 2010, UDF entered into a new promissory note agreement with a private investor, the proceeds from which were used to pay off the Textron loan agreement in full. Pursuant with this transaction, the Company entered into a second amendment to our subordination and intercreditor agreement which subordinates the UMT loan to the new loan from the private investor, reducing the amount subject to subordination from $30,000,000 to $15,000,000.

The following table summarizes the affiliate lines of credit receivable as of December 31, 2011 and 2010:

	2011	2010
UDF I	$5,863,000	$5,143,000
UDF III Economic Interest Participation Agreement	65,504,000	57,051,000
UMTH LC	6,990,000	7,520,000
Balance, end of year	$78,657,000	$69,714,000

Exhibit G

See Attached.

C. DEFICIENCY NOTES – AFFILIATE AND NON-AFFILIATE

The Company has made loans in the normal course of business to affiliates and non-affiliates, the proceeds from which have been used to originate underlying loans that are pledged to the Company as security for such obligations.  When principal and interest on an underlying loan is due in full, at maturity or otherwise, the corresponding obligation owed by the originating company to the Company is also due in full.  If the borrower or the Company foreclosed on property securing an underlying loan, or if the Company foreclosed on property securing a purchased loan, and the proceeds from the sale were insufficient to pay the loan in full, the originating company had the option of (1) repaying the outstanding balance owed to the Company associated with the underlying loan or purchased loan, as the case may be, or (2) delivering to the Company an unsecured deficiency note in the amount of the deficiency.

As of December 31, 2011, the Company had two deficiency notes with non-affiliates in the amount of approximately $8,063,000. One note in the amount of approximately $1,725,000 bears interest at a rate of 14% per annum. The second note in the amount of approximately $6,338,000 with a reserve of approximately $4,758,000. The Company does not accrue interest on this note as the underlying collateral value approximates the note balance, net of reserves.

As of December 31, 2010, the Company had two deficiency notes with non-affiliates in the amount of approximately $7,301,000. One note in the amount of approximately $ 1,726,000 bears interest at a rate of 14% per annum. The second note in the amount of approximately $5,575,000 with a reserve of approximately $4,518,000. The Company does not accrue interest on this note as the underlying collateral value approximates the note balance, net of reserves.

As of December 31, 2007, UMTHLC issued to the Company a variable amount promissory note in the amount of $5,100,000 to evidence its deficiency obligations to the Company.  The initial principal amount of the note was approximately $1,848,000. The principal balance as of December 31, 2011 and 2010 was approximately $29,508,000 and $12,739,000, respectively. The principal balance will fluctuate from time to time based on the underlying loan activity and the amount of deficiencies realized by the affiliate.  Effective January 2011, the deficiency note was modified and the interest rate was reduced from 10% to 6%. The note requires monthly principal and interest payments based on a ten-year amortization for the outstanding principal balance.  The note is secured by a limited guaranty by UMTHGS, the Advisor, equal to a monthly amount not to exceed 33% of the advisory fee received by UMTHGS under the terms of its advisory agreement with the Company.

On a quarterly basis, the Company conducts a review of the underlying borrowers and third party guarantors in order to assess their ability to perform their obligations under the terms of the Deficiency Notes. Such ability to perform is principally dependent upon the guarantors’ ability to generate cash flows sufficient to meet its current operational needs, as well as provide liquidity to fund the debt service requirements under the Company’s notes. Such review includes, but is not limited to the following related to the guarantor: analyzing current financial statements and operating results, analyzing projected future operating results and validating the assumptions used to generate such projections, conducting discussions with and obtaining representations from the guarantors’ management with respect to their current and projected operating results. Based on such reviews, the Company has concluded that the guarantor has the ability to perform under their repayment obligations and that the Deficiency Note balance is fully realizable over their terms. Accordingly, the Company has not recorded any reserves on the principal portion of these loans.